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                              April 27, 2022

       Joseph C. Papa
       Chief Executive Officer
       Bausch + Lomb Corporation
       520 Applewood Crescent
       Vaughan, Ontario, Canada L4K 4B4

                                                        Re: Bausch + Lomb
Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 31,
2022
                                                            File No. 333-262148

       Dear Mr. Papa:

             We have reviewed your amended registration statement and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       As a result of the current conflict between Russia and Ukraine..., page
43

   1.                                                   Please describe the
extent and nature of the board   s role in overseeing risks related to the
                                                        conflict between Russia
and Ukraine, to the extent material to your business. These risks could include risks
related to cybersecurity, sanctions, the employee base in affected regions, your
reputation in connection with operations or halted operations in affected regions, and supply
chain/suppliers in affected regions.
   2. Please expand your disclosure to address the potential for the imposition of exchange controls that may limit
the company   s ability to repatriate profits from its operations in
                                                        Russia. Please clarify
the potential impact of these risks. For example, if you are unable to repatriate profits,
if any, from your operations in Russia, please make clear that such profits would not be
available to fund the growth of your operations, to repay
 Joseph C. Papa
Bausch + Lomb Corporation
April 27, 2022
Page 2
      indebtedness, or to pay dividends or repurchase shares.
3. Please expand your risk factor to disclose the risk of potential cyberattacks by state actors
      as a result of Russia   s ongoing conflict with Ukraine and whether you
have taken actions
      to mitigate such potential cyberattacks.
4. We note your risk factor that you may be subject to cyberattacks. Update your risks characterized as potential or hypothetical if you have experienced a cyberattack.
Russian-Ukraine War, page 120

5. To the extent material, please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your liquidity, financial position, or results of operations arising from the conflict between Russia and Ukraine.
6. We note that you have and may in the future experience disruption and delays in the supply of your products to your customers in Russia, Belarus and Ukraine. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any.
      Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.
       You may contact Sasha Parikh at 202-551-3627 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                             Sincerely,
FirstName LastNameJoseph C. Papa
                                                             Division of
Corporation Finance
Comapany NameBausch + Lomb Corporation
                                                             Office of Life
Sciences
April 27, 2022 Page 2
cc:       Michael Kaplan, Esq.
FirstName LastName